**UNITED STATES BANKRUPTCY COURT**
**DISTRICT OF DELAWARE**

In re: Touch America Holdings, Inc.       Case No.      03-11915 (KJC)
                                          Reporting Period:  June 20, 2003 - July 31, 2003

**MONTHLY OPERATING REPORT**
File with Court and submit copy to United States Trustee within 20 days after end of month

Submit copy of report to any official committee appointed in the case.

| REQUIRED DOCUMENTS | Form No. | Document Attached | Explanation Attached |
|---|---|---|---|
| Schedule of Cash Receipts and Disbursements | MOR-1 | X | |
| Bank Reconciliation (or copies of debtor's bank reconciliations) | MOR-1 (CON'T) | X | |
| Copies of bank statements | | X | |
| Cash disbursements journals | | | |
| Statement of Operations | MOR-2 | X | |
| Balance Sheet | MOR-3 | X | |
| Status of Postpetition Taxes | MOR-4 | X | |
| Copies of IRS Form 6123 or payment receipt | | | |
| Copies of tax returns filed during reporting period | | | |
| Summary of Unpaid Postpetition Debts | MOR-4 | X | |
| Listing of aged accounts payable | | | |
| Accounts Receivable Reconciliation and Aging | MOR-5 | X | |
| Debtor Questionnaire | MOR-5 | X | |

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.

_____
Signature of Debtor                              Date


_____
Signature of Joint Debtor                        Date


/s/ J.P. Pederson                                September 9, 2003
Signature of Authorized Individual*              Date


J.P. Pederson                                    Vice Chairman and CFO
Printed Name of Authorized Individual            Title of Authorized Individual


*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

FORM MOR
(9/99)

**Touch America Holdings, Inc.**
Debtor

Case No. 03-11915 (KJC)
Reporting Period: 06/20/03 thru 07/31/03

## SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition was filed. The amounts reported in the "CURRENT MONTH - ACTUAL" column must equal the sum of the four bank account columns. The amounts reported in the "PROJECTED" columns should be taken from the SMALL BUSINESS INITIAL REPORT (FORM IR-1). Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed in the disbursements journal must equal the total disbursements reported on this page. A bank reconciliation must be attached for each account. [See MOR-1 (CON'T)]

| | BANK ACCOUNTS | | | | CURRENT MONTH | | CUMULATIVE FILING TO DATE | |
|---|---|---|---|---|---|---|---|---|
| | General | Disb | Investment | | ACTUAL | PROJECTED | ACTUAL | PROJECTED |
| **CASH BEGINNING OF MONTH** | 114,603.73 | 10,580.67 | 14,295,326.95 | | ######## | | ######## | |
| | | | | | | | | |
| **RECEIPTS** | | | | | | | | |
| CASH SALES | | | | | | | | |
| ACCOUNTS RECEIVABLE | | | | | | | | |
| LOANS AND ADVANCES | | | | | | | | |
| TRANSFER FROM TRUST ACCOUNT (B) | 140,000.00 | | | | ######## | | ######## | |
| OTHER (ATTACH LIST) | | | 86,429.90 | | 86,429.90 | | 86,429.90 | |
| TRANSFER FROM DISB ACCT | 7,570.21 | | | | 7,570.21 | | 7,570.21 | |
| TRANSFER FROM TA | 22,000.00 | | 14,560,000.00 | | ######## | | ######## | |
| TOTAL RECEIPTS | 169,570.21 | 0.00 | 14,646,429.90 | | ######## | | ######## | |
| | | | | | | | | |
| **DISBURSEMENTS** | | | | | | | | |
| NET PAYROLL | | | | | | | | |
| PAYROLL TAXES | | | | | | | | |
| SALES, USE, & OTHER TAXES | | | | | | | | |
| INVENTORY PURCHASES | | | | | 0.00 | | 0.00 | |
| SECURED/ RENTAL/ LEASES | | | | | 0.00 | | 0.00 | |
| INSURANCE | | | | | 0.00 | | 0.00 | |
| PAYMENT FOR STOCK SALES (C) | | 3,010.46 | | | 3,010.46 | | 3,010.46 | |
| SELLING | | | | | 0.00 | | 0.00 | |
| OTHER | 9,993.61 | | | | 9,993.61 | | 9,993.61 | |
| RECONCILING ITEM | | | | | 0.00 | | 0.00 | |
| OWNER DRAW * | | | | | 0.00 | | 0.00 | |
| TRANSFERS (TO DIP ACCTS) | | | | | 0.00 | | 0.00 | |
| TRANSFER TO TA | 254,000.00 | | 8,000,000.00 | | ######## | | ######## | |
| TRANSFER TO TAH GENERAL | | 7,570.21 | | | 7,570.21 | | 7,570.21 | |
| U.S. TRUSTEE QUARTERLY FEES | | | | | 0.00 | | 0.00 | |
| COURT COSTS | | | | | | | | |
| **TOTAL DISBURSEMENTS** | 263,993.61 | 10,580.67 | 8,000,000.00 | | ######## | | ######## | |
| | | | | | | | | |
| **NET CASH FLOW** | -94,423.40 | -10,580.67 | 6,646,429.90 | | ######## | | ######## | |
| (RECEIPTS LESS DISBURSEMENTS) | | | | | | | | |
| | | | | | | | | |
| **CASH - END OF MONTH** | 20,180.33 | 0.00 | 20,941,756.85 | | ######## (A) | | ######## | |

\* COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

### THE FOLLOWING SECTION MUST BE COMPLETED

| DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES: (FROM CURRENT MONTH ACTUAL COLUMN) | |
|---|---|
| **TOTAL DISBURSEMENTS** | ######## |
| LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS | ######## |
| PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts) | 0 |
| **TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES** | 13,004.07 |

FORM MOR-1
(9/99)

**(A)** Cash balance includes $4,500,000 in restricted cash.

**(B)** Touch America Holdings shareholder services trust account was closed and cash moved to the General Account.

**(C)** The offsetings receipt was received prior to the filing date.

**Touch America Holdings, Inc.**
Debtor

**Case No. 03-11915 (KJC)**
Reporting Period: **06/20/03 thru 07/31/03**

## BANK RECONCILIATIONS

**Continuation Sheet for MOR-1**

A bank reconciliation must be included for each bank account. The debtor's bank reconciliation may be substituted for this page.

| | General #1500 9559 3300 | Disbursement # 1500 8068 2316 | Investment #12145100 | Other # |
|---|---|---|---|---|
| **BALANCE PER BOOKS** | 20,120.33 | 0.00 | ####### | |
| | | | | |
| BANK BALANCE | 20,120.33 | 0.00 | ####### | |
| (+) DEPOSITS IN TRANSIT (ATTACH LIST) | 0.00 | 0.00 | 0.00 | |
| (-) OUTSTANDING CHECKS (ATTACH LIST) | 0.00 | 0.00 | 0.00 | |
| OTHER (ATTACH EXPLANATION) | 60.00 (A) | 0.00 | 0.00 | |
| ADJUSTED BANK BALANCE * | 20,180.33 | 0.00 | ####### | |

* Adjusted bank balance must equal balance per books

**DEPOSITS IN TRANSIT**

| Date | Amount | Date | Amount | Date | Amount | Date | Amount |
|---|---|---|---|---|---|---|---|
| | | | | | | | |

**CHECKS OUTSTANDING**

| Ck. # | Amount | Ch. # | Amount | Ck. # | Amount | Ck. # | Amount |
|---|---|---|---|---|---|---|---|
| | | | | | | | |

OTHER

**(A) Reconciling items not cleared**

## STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

| REVENUES | Month | Cumulative Filing to Date |
|---|---|---|
| Gross Revenues | $ | $ |
| Less: Returns and Allowances | | |
| Net Revenue | 0 | 0 |
| **COST OF GOODS SOLD** | | |
| Beginning Inventory | | |
| Add: Purchases | | |
| Add: Cost of Labor | | |
| Add: Other Costs (attach schedule) | | |
| Less: Ending Inventory | | |
| Cost of Goods Sold | | |
| Gross Profit | 0 | 0 |
| **OPERATING EXPENSES** | | |
| Advertising | | |
| Auto and Truck Expense | | |
| Bad Debts | | |
| Contributions | | |
| Employee Benefits Programs | | |
| Insider Compensation* | | |
| Insurance | | |
| Management Fees/Bonuses | | |
| Office Expense | | |
| Pension & Profit-Sharing Plans | | |
| Repairs and Maintenance | | |
| Rent and Lease Expense | | |
| Salaries/Commissions/Fees | | |
| Supplies | | |
| Taxes - Payroll | | |
| Taxes - Real Estate | | |
| Taxes - Other | | |
| Travel and Entertainment | | |
| Utilities | | |
| Other (attach schedule) | | |
| Total Operating Expenses Before Depreciation | | |
| Depreciation/Depletion/Amortization | | |
| Net Profit (Loss) Before Other Income & Expenses | | |
| **OTHER INCOME AND EXPENSES** | | |
| Other Income (attach schedule) | | |
| Interest Expense | 520.59 | 520.59 |
| Other Expense (attach schedule) | | |
| Net Profit (Loss) Before Reorganization Items | -520.59 | -520.59 |
| **REORGANIZATION ITEMS** | | |
| Professional Fees | | |
| U. S. Trustee Quarterly Fees | 500.00 | 500.00 |
| Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet) | | |
| Gain (Loss) from Sale of Equipment | | |
| Other Reorganization Expenses (attach schedule) | | |
| Total Reorganization Expenses | 500.00 | 500.00 |
| Income Taxes | | |
| Net Profit (Loss) | -1,020.59 | -1,020.59 |

*"Insider" is defined in 11 U.S.C. Section 101(31).

### STATEMENT OF OPERATIONS - continuation sheet

| BREAKDOWN OF "OTHER" CATEGORY | Month | Cumulative Filing to Date |
|---|---|---|
| **Other Costs** | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| **Other Operational Expenses** | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| **Other Income** | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| **Other Expenses** | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| **Other Reorganization Expenses** | | |
| | | |
| | | |
| | | |
| | | |
| | | |

**Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:**
Interest earned on cash accumulated during the chapter 11 case, which would not have been earned but for the
bankruptcy proceeding, should be reported as a reorganization item.

In re : Touch America Holdings, Inc.
Debtor

Case No. 03-11915 (KJC)
Reporting Period: July 31, 2003

# BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

| ASSETS | BOOK VALUE AT END ENT REPORTING M | BOOK VALUE ON PETITION DATE |
|---|---|---|
| CURRENT ASSETS | | |
| Unrestricted Cash and Equivalents (A) | 16,461,937.18 | 9,920,511.35 |
| Restricted Cash and Cash Equivalents (see continuation sheet) | 4,500,000.00 | 4,500,000.00 |
| Accounts Receivable (Net) | 104,460.26 | 104,460.26 |
| Accounts Receivable - Intercompany | 593,481,523.39 | 593,015,337.66 |
| Notes Receivable | 0.00 | 0.00 |
| Inventories | 0.00 | 0.00 |
| Prepaid Expenses | 0.00 | 0.00 |
| Professional Retainers | 0.00 | 0.00 |
| Other Current Assets (attach schedule) | 0.00 | 0.00 |
| TOTAL CURRENT ASSETS | 614,547,920.83 | 607,540,309.27 |
| PROPERTY AND EQUIPMENT | | |
| Real Property and Improvements | 0.00 | 0.00 |
| Machinery and Equipment | 0.00 | 0.00 |
| Furniture, Fixtures and Office Equipment | 0.00 | 0.00 |
| Leasehold Improvements | 0.00 | 0.00 |
| Vehicles | 0.00 | 0.00 |
| Less Accumulated Depreciation | 0.00 | 0.00 |
| TOTAL PROPERTY & EQUIPMENT | $ | 0.00 |
| OTHER ASSETS | | |
| Loans to Insiders* | 0.00 | |
| Other Assets -Investments in Subsidiaries | -327,881,758.01 | -321,652,611.62 |
| Other Assets | 7,798.04 | |
| TOTAL OTHER ASSETS | -327,873,959.97 | -321,652,611.62 |
| | | |
| TOTAL ASSETS | $286,673,960.86 | ############# |

| LIABILITIES AND OWNER EQUITY | BOOK VALUE AT CURRENT REPORTI | BOOK VALUE ON PETITION DATE |
|---|---|---|
| LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition) | | |
| Accounts Payable | 250.00 | 0.00 |
| Accounts Payable - Intercompany | 8,568.63 | 0.00 |
| Taxes Payable (refer to FORM MOR-4) | 0.00 | 0.00 |
| Wages Payable | 0.00 | 0.00 |
| Notes Payable | 0.00 | 0.00 |
| Rent / Leases - Building/Equipment | 0.00 | 0.00 |
| Secured Debt / Adequate Protection Payments | 0.00 | 0.00 |
| Professional Fees | 0.00 | 0.00 |
| Amounts Due to Insiders* | 0.00 | 0.00 |
| Debtor Financing | 10,000,000.00 | 0.00 |
| Other Postpetition Liabilities (attach schedule) | | 0.00 |
| TOTAL POSTPETITION LIABILITIES | $10,008,818.63 | $0.00 |
| LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition) | | |
| Secured Debt | 0.00 | 0.00 |
| Priority Debt | 135.10 | 135.10 |
| Unsecured Debt Income Taxes Payable (B) | 113,315,957.00 | 113,315,957.00 |
| Unsecured Debt - reported at 6/19/03 | 817,036.14 | 817,036.14 |
| Unsecured Debt - additional prepetion activity (G) | 204,857.20 | 0.00 |
| Unsecured Debt - (F) | 485,840.40 | 485,840.40 |
| Unsecured Debt - accrued divestiture costs | 1,568,961.38 | 1,568,961.38 |
| Unsecured Debt - Intercompany (E) | 109,713,417.80 | 113,376,849.17 |
| TOTAL PRE-PETITION LIABILITIES | $226,106,205.02 | ############# |
| | | |
| TOTAL LIABILITIES | $236,115,023.65 | ############# |
| OWNER EQUITY | | |
| Capital Stock (C) | 529,131,494.96 | 528,665,309.23 |
| Additional Paid-In Capital | 2,347,398.65 | 2,347,398.65 |
| Partners' Capital Account | 0.00 | |
| Owner's Equity Account | 0.00 | |
| Retained Earnings - Pre-Petition | -474,689,789.42 | -474,689,789.42 |
| Retained Earnings - Postpetition | -1,020.59 | |
| Retained Earnings - Loss from Investments in Subsidiaries-Postpetition (D) | -6,229,146.39 | |
| Adjustments to Owner Equity (attach schedule) | 0.00 | |
| Postpetition Contributions (Distributions) (Draws) (attach schedule) | 0.00 | |
| NET OWNER EQUITY | $50,558,937.21 | $56,322,918.46 |
| | | |
| TOTAL LIABILITIES AND OWNERS' EQUITY | $286,673,960.86 | ############# |

*"Insider" is defined in 11 U.S.C. Section 101(31).

FORM MOR-3
(9/99)

**(A) The cash balance, as reported on the Initial Bankruptcy Schedules, was overstated by $1,955,777.65.**

**(B) Touch America Holdings, Inc. is the parent company for the consolidated federal income tax return. However the income tax expense is provided as if Touch America Holdings, Inc. filed a stand-alone income tax return. 1997 through 2001 Income tax returns are currently under audit by the IRS and the recorded liability may be subject to change.**

**(C) Reflects the use of ESOP shares to fund a portion of Touch America, Inc's. 401k plan.**

**(D) Touch America Holdings, Inc. is the parent company. All earnings from the investments in subsidiaries roll up to Touch America Holdings, Inc.**

**(E) The decrease in unsecured debt - intercompany is the result of the movement of cash from Touch America, Inc.**

**(F)This amount represents prepetition amounts not included in the original bankruptcy schedules as filed. No specific creditors have been identified, as these amounts are estimates and may not be paid/owed to specific creditors.**

**(G)This amount represents additional prepetition amounts not included in the initial Bankruptcy Schedules as filed.**

In re : Touch America Holdings, Inc.
Debtor

Case No. 03-11915 (KJC)
Reporting Period: July 31, 2003

## BALANCE SHEET - continuation sheet

| ASSETS | | BOOK VALUE AT END OF CURRENT REPORTING | BOOK VALUE ON PETITION DATE |
|---|---|---|---|
| Other Current Assets | | | |
| Other Assets - Investments in Subsidiaries | | | |
| | Investments in Subsidiaries: | | |
| | 184301 Inv-Mem Cap E | 500.00 | 500.00 |
| | 184303 Invest-ENT-Un | (7,181,407.96) | (7,107,271.60) |
| | 184304 Invest-ENT-BR | (665,650.62) | (665,650.62) |
| | 184305 Invest-ENT LL | 130,081,009.26 | 130,081,009.26 |
| | 184661 Invest-TET -Co | 372,100.00 | 372,100.00 |
| | 184664 Invest-TET -Un | (9,728,531.22) | (9,714,076.41) |
| | 184667 Invest-TET -AP | 8,125,118.94 | 8,125,118.94 |
| | 184671 Invest-TAI-Con | (2,864,961.38) | (2,864,961.38) |
| | 184674 Invest-TAI -Un | ############ | ############ |
| | 184677 Invest-TAI -AP | 609,654,175.45 | 609,654,175.45 |
| | **Total** | ############ | ############ |
| Other Assets | | | |
| | 258375 Divest Exp - Ut | 8,318.63 | |
| | 258923 Offcr & Dir Df | (520.59) | |
| | **Total** | 7,798.04 | |

| LIABILITIES AND OWNER EQUITY | | BOOK VALUE AT END OF CURRENT REPORTING | BOOK VALUE ON PETITION DATE |
|---|---|---|---|
| | | | |
| Adjustments to Owner Equity | | | |
| Postpetition Contributions (Distributions) (Draws) | | | |

**In re: Touch America Holdings, Inc.**

**Case No.** 03-11915 (KJC)
**Reporting P**June 20, 2003 - July 31, 2003

## STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

| | Beginning Tax Liability | Amount Withheld or Accrued | Amount Paid | Date Paid | Check No. or EFT | Ending Tax Liability |
|---|---|---|---|---|---|---|
| **Federal** | | | | | | |
| Withholding | | | | | | |
| FICA-Employee | | | | | | |
| FICA-Employer | | | | | | |
| Unemployment | | | | | | |
| Income | | | | | | |
| Other: | | | | | | |
| Total Federal Taxes | 0 | 0 | 0 | 0 | 0 | 0 |
| **State and Local** | | | | | | |
| Withholding | | | | | | |
| Sales | | | | | | |
| Excise | | | | | | |
| Unemployment | | | | | | |
| Real Property | | | | | | |
| Personal Property | | | | | | |
| Other: | | | | | | |
| Total State and Local | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total Taxes** | 0 | 0 | 0 | 0 | 0 | 0 |

## SUMMARY OF UNPAID POSTPETITION DEBTS

Attach aged listing of accounts payable.

| | | Number of Days Past Due | | | | |
|---|---|---|---|---|---|---|
| | Current | 0-30 | 31-60 | 61-90 | Over 90 | Total |
| Accounts Payable U S Trustee Fee | 250.00 | | | | | 250.00 |
| Wages Payable | | | | | | |
| Taxes Payable | | | | | | |
| Rent/Leases-Building | | | | | | |
| Rent/Leases-Equipment | | | | | | |
| Secured Debt/Adequate Protection Payments | | | | | | |
| Professional Fees | | | | | | |
| Amounts Due to Insiders* | | | | | | |
| Other: | | | | | | |
| Other: | | | | | | |
| **Total Postpetition Debts** | 250.00 | 0.00 | 0.00 | 0.00 | 0.00 | 250.00 |

**Explain how and when the Debtor intends to pay any past-due postpetition debts.**

*"Insider" is defined in 11 U.S.C. Section 101(31).

FORM MOR-4
(9/99)

### ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

| Accounts Receivable Reconciliation | Amount |
|---|---:|
| Total Accounts Receivable at the beginning of the reporting period | 104,460.26 |
| + Amounts billed during the period | |
| - Amounts collected during the period | |
| Total Accounts Receivable at the end of the reporting period | 104,460.26 |

| Accounts Receivable Aging | Amount |
|---|---:|
| 0 - 30 days old | |
| 31 - 60 days old | |
| 61 - 90 days old | |
| 91+ days old | 104,460.26 |
| Total Accounts Receivable | 104,460.26 |
| Amount considered uncollectible (Bad Debt) | |
| Accounts Receivable (Net) | 104,460.26 |

### DEBTOR QUESTIONNAIRE

| Must be completed each month | Yes | No |
|---|:---:|:---:|
| 1. Have any assets been sold or transferred outside the normal course of business this reporting period?  If yes, provide an explanation below. | | X |
| 2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period?  If yes, provide an explanation below. | | X |
| 3. Have all postpetition tax returns been timely filed?  If no, provide an explanation below. | X | |
| 4. Are workers compensation, general liability and other necessary insurance coverages in effect?  If no, provide an explanation below. | X | |

FORM MOR-5
(9/99)